INVEST IN **INDUSTRIAL SUSTAINABILITY GROUP, INC.**

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We provide environmentally responsible products for the industrial world

PITCH VIDEO   INVESTOR PANEL



fuelox.com   Asbury NJ

Main Street | Infrastructure | Technology | B2C | Product

OVERVIEW   DETAILS   UPDATES   WHAT PEOPLE SAY 62   ASK A QUESTION 6

Highlights

1. We are a profitable company with a long history of revenue growth.
2. We generated more than $2.5 million in sales during 2020.
3. Our fuel additive is used by municipalities and companies in trucking, mining and maritime.
4. Our industrial lubricant is a safe and effective 100% plant-based product.
5. Our products are already sold at West Marine stores, Amazon.com and at Walmart.com
6. We plan to develop and acquire additional environmentally friendly products for use by industry.
7. We plan to go public within twelve months.

Our Team



Rand Taylor Co-Founder & CEO

Leader with strong entrepreneurial skills. Passionate about environmental friendly and sustainable products. Built trading desk of Knight Securities which became the largest market making firm in the world.

We chose this idea because the world needs to be cleaner while at the same time companies want to be more profitable. We saw this as an opportunity to help both causes.



Alec Taylor Co-Founder and Director of Operations

Oversees our business operations and responsible for our domestic and international sales organization.



Joel Arberman Strategic Advisor

Former equity analyst and investment banker, consultant to entrepreneurs taking their company public.

Pitch

INDUSTRIAL SUSTAINABILITY GROUP, INC.



INVESTMENT DECK
July 5, 2021



FUEL OX® & INFINITY LUBE™

www.FUELOX.com • 1.844.8.FUELOX

Mission

To supply customers with environmentally friendly products and services that improve sustainability and operating efficiency.



Two Problems

Machine parts wear down from excessive friction which requires unnecessary and expensive down-time and replacements.

Engines burn fossil fuels that cause significant environmental contamination that destroys our environment.



Growing Sustainability Trends

1) 64% of people surveyed in 50 high- and middle-income countries believe that climate change is a global emergency, according to 2021 research by the University of Oxford.

2) Corporations have set targets to reduce greenhouse gas emissions. 90% of the companies in the S&P 500 publish sustainability reports, according to 2020 research by the Government & Accountability Institute.

3) More than 10,000 companies worldwide report detailed climate impact information to the Carbon Disclosure Project.

Our Solutions



Infinity Lube™ lubricants contain a 100% plant-based and eco-friendly formula that improves sustainability by as much as 10x in a world where just 5-8% is the standard.



Fuel Ox® is a combustion catalyst fuel additive that promotes a more thorough burn of fuel, resulting in:
- Better fuel efficiency
- Reduced emissions
- Longer lasting engines and components

Market Opportunity

2020 WORLDWIDE FUEL ADDITIVE MARKET

$9.5 Billion
FORCASTED TO GROW AT 2.1% DURING 2021 - 2026
ACCORDING TO 360 RESEARCH

2019 WORLDWIDE LUBRICANT MARKET

$124 Billion
EXPECTED TO GROW TO $126 BILLION BY 2027
ACCORDING TO FORTUNE BUSINESS INSIGHTS



INDUSTRIES WE SERVE

- Heavy Machinery
- Trucking
- Workboats
- Marine
- Mining
- Transportation
- Heating Oil
- Fuel Terminals & Stations
- Consumers

Revenue Model

1. Direct to Businesses (B2B)
2. Direct to Consumers through online platforms (B2C)
3. Distributors / wholesale distribution
4. Retail sales through brick and mortar stores

Sales Strategy

To build Fuel Ox® & Infinity Lubes™

 Comprehensive Digital Marketing

 Direct Sales (phone & email)

 Print Media

 Trade Shows

Acquisition Strategy

We plan to acquire companies with products and services that help industrial clients improve operating metrics, while reducing their environmental impact.

Traction



We are a seven year old, profitable company, with thirteen full-time people, selling fifteen products on five continents.

Projected Revenue



$594,000	$1,117,000	$1,643,000	$2,004,000	$2,535,000	$3,000,000	$6,000,000	$15,000,000	$22,000,000	$30,000,000
2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

ACTUAL   **PROJECTED**
This slide contains forward-looking projections that cannot be guaranteed.

Investment Capital

We are raising up to $1.07 million to fund:

- $600,000 for Sales & Marketing (1)
- $200,000 to take our company public (2)
- $180,450 for working capital (3)
- $89,550 for offering expenses (4)

1. Assuming we raise the entire offering amount of $1.07 million, up to $200,000 assuming we raise 50% of the entire offering amount
2. Assuming we raise 50% of the entire offering amount
3. Assuming we raise the entire offering amount of $1.07 million, up to $80,225 assuming we raise 50% of the entire offering amount
4. Assuming we raise the entire offering amount of $1.07 million, the amount will vary based upon the total amount raised

Direct Listing Commitment

We're planning to go public next year to attract growth capital, recruit talent, make strategic acquisitions and create significant value and long-term liquidity for stockholders.

We appreciate your support!

Questions?

Rand Taylor
rtaylor@fuelox.com

DISCLAIMER

This presentation contains "forward-looking statements" and "forward-looking information" within the meaning of United States securities laws and regulations. This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this presentation or as of the date of the effective date of information described in this presentation, as applicable. The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "can", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by, and information currently available to the Company's management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this presentation not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

The offered securities are offered pursuant to a claim of exemption from registration requirements of federal and state securities laws. A registration statement relating to these securities has not been filed with the Securities and Exchange Commission. No state or federal commission has approved or disapproved these securities, nor passed upon the accuracy or adequacy of our offering documents. Any representation to the contrary is a criminal offense.